

November 7, 2013

Via E-Mail
Ms. Charlotte Xi
President
Solar Power, Inc.
3300 Douglas Boulevard, Suite #360
Roseville, CA   95661-3888

>   **Re: Solar Power, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed April 19, 2013**
>   **Form 10-Q for the quarterly period ended June 30, 2013**
>   **Filed August 16, 2013**
>   **File No. 000-50142**

Dear Ms. Xi:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page F-10

1. With respect to your projects in Greece and Italy, we note that you are using the completed contract method. Please explain why you are using this method for these contracts. Discuss how these contracts are different than contracts that you record under the percentage of completion method, like the KDC project. Explain how you assess the collectability criterion in your revenue recognition on these contracts and those with KDC. We note disclosures throughout the filing that these customers need to obtain financing. Please also tell us the status of these contracts as of September 30, 2013.

Note 16. Lines of Credit and Loans Payable, Loans Payable, page F-23

2. With respect to your CDB loan facilities, please respond to the following:

- Please tell us the nature and amount of the assets collateralizing the two CDB loan facilities. In future filings, disclose the assets pledged as security for your loans as required by FASB ASC 440-10-50-1.
- We note your disclosure on page F-23 that the two facility agreements with CDB are for two different customers. However on page 22, you disclose that both facilities relate to your project with KDC. Please clarify in future filings.
- Please tell us the status of the RMB 72,150,000 facility with CDB and whether or not you ever borrowed funds under the facility or whether the facility is still available.

Note 18. Operating Risk and Geographical Information, page F-25

3. We note that sales from Europe were 35% and 30% of total sales in fiscal 2012 and 2011, respectively. In future filings if revenues from external customers attributed to an individual foreign country are material (e.g., Greece or Italy), please disclose those revenues separately and the basis for attributing revenues from external customers to individual countries consistent with FASB ASC 280-10-50-41(a).

Note 19. Fair Value of Financial Instruments, page F-26

4. In future filings, please disclose the fair value for each major category, as well as the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period, consistent with FASB ASC 820-10-50. Also in future filings, consistent with FASB ASC 820-10-50-8, present the required quantitative disclosures using a tabular format.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Note 6. Notes Receivable, page 11

5. With respect to the $7 million note receivable, we note that payment is due upon completion of the SEF which was previously expected in the first half of 2013 (per page F-13 of your 2012 Form 10-K). Please explain why you now expect to complete the project in 2014. Discuss how you assessed the collectability of the notes as of June 30, 2013. Also, if this note relates to KDC, explain why you disclose elsewhere in the filing that the KDC project is completed. See disclosure on page 8.

6. Further, you disclose that during the second quarter of 2013, you converted certain accounts receivable from this same customer into $30.6 million of notes receivable. Please tell us the interest rate and payment terms of the notes. Given that the conversion of accounts receivable to notes receivable is a non-cash activity, please explain how you reflected this transaction on your statements of cash flows and why you reflect the issuance of notes receivable as a use of cash for investing activities of $21.9 million.

7. Please also explain why you extended the payment date on the Solar Hub $8.4 million note to July 1, 2014 and how you assessed the collectability of this note. Tell us the status of the related project.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding the comments. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant